Integra Resources Announces C$6.6 Million Strategic Placement With Coeur Mining and Concurrent C$15.0 Million Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Nov. 14, 2019 (GLOBE NEWSWIRE) -- Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce that it intends to raise C$21.6 million via a C$6.6 million non-brokered placement of common shares (the “Strategic Placement”) with Coeur Mining, Inc. (“Coeur”) (NYSE:CDE) at a price of C$1.15 per Strategic Placement Common Share, and a concurrent C$15.0 million bought deal public offering (the “Public Offering”) of common shares (the “Public Offering Common Shares”) of the Company at a price of C$1.15 per Public Offering Common Share (the “Issue Price”).

C$6.6 Million Strategic Placement with Coeur

The Strategic Placement with Coeur will consist of the issuance of C$6.6 million in common shares at a price of C$1.15 per share on a private placement basis. The common shares issued in the Strategic Placement will be subject to a four month hold period from the date of issue. In connection with the investment, Coeur and Integra will enter into an Investor Rights Agreement which will grant to Coeur the following:

  Participation rights to maintain pro rata share ownership interest for a two-year period;

  The right to appoint two members to a newly created five person Technical Committee, which will be established to review ongoing exploration and pre-development activities on the DeLamar Project and other mineral properties that may be acquired in the future, so long as Coeur continues to hold at least 3% of Integra’s share capital.

C$15.0 Million Bought Deal Public Offering

Raymond James Ltd. is acting as lead underwriter and sole bookrunner under the Public Offering on behalf of a syndicate of underwriters (the “Underwriters”). The Public Offering Common Shares will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, with the exception of the province of Quebec, by way of a private placement in the United States pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”), and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Public Offering Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of Public Offering Common Shares under the Public Offering at the Issue Price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Public Offering will be approximately C$17.2 million.

The net proceeds from the offerings will be used to fund exploration and pre-feasibility level study expenditures at the DeLamar Project and for general corporate purposes.

The Public Offering is expected to close on or about December 4th, 2019, and the Strategic Placement is expected to close on or about

November 25th, 2019. The Public Offering and Strategic Placement are subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The securities have not been, and will not be, registered under the 1933 Act, as amended, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director 604-416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.